UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 7)*

                             AIR METHODS CORPORATION
          ____________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $0.06
          ____________________________________________________________
                         (Title of class of securities)

                                    009128307
                     _______________________________________
                                 (CUSIP number)

                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 12, 2004
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 2 of 10
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               ACQUISITOR Holdings (Bermuda) Ltd.
               No IRS Identification Number
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               BERMUDA
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     150,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               150,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               150,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               1.4%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 3 of 10
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Duncan Soukup

--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     20,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               20,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               20,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 4 of 10
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Timothy Lovell
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     8,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               8,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               8,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 5 of 10
-----------------------------                       ----------------------------

                               AMENDMENT NO. 7 TO
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 7 to Statement on Schedule 13D (the "Amendment") is filed on behalf of Acquisitor Holdings (Bermuda) Ltd ("Acquisitor"), Duncan Soukup, Timothy Lovell (collectively the "Filing Parties"). This Amendment amends Amendment Nos. 1,2,3,4 & 5 on Schedule 13D, filed by the Filing Parties with the Securities and Exchange Commission (the "SEC"). This filing is made to specifically correct statements in such amendments to the Schedule 13D that Acquisitor was deemed to be the "beneficial owner" (pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act")) of multiple call options, as further explained in Amendment No. 6 to Statement on Schedule 13D.



                     Amendment No. 1 is amended as follows:



     1. The Facing Page with respect to the ownership of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") should have stated that Acquisitor had sole voting power and sole dispositive power of 729,700 shares, that the aggregate number of shares held by Acquisitor is 729,700 and that the percent of class represented by such shares is 7.71%.

     2. The first paragraph of Item 3 - Source and Amount of Funds or Other Consideration should be deleted in its entirety and replaced with the following:
"The aggregate purchase price of the 729,700 shares of common stock beneficially held by Acquisitor is $ 5,000,747 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital funds."

     3. The information in Item 5(a)-(b) - Interest in Securities of the Issuer with respect to the ownership of Acquisitor should have stated that Acquisitor had sole voting power and sole dispositive power of 729,700 shares, that the aggregate number of shares held by Acquisitor is 729,700 and that the percent of class represented by such shares is 7.71%. In addition, a Footnote
(1) should be added to the table which states that "Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties."

     4.     The second paragraph of Item 5(c) should be deleted in its entirety.



                     Amendment No. 2 is amended as follows:

     1. The Facing Page with respect to the ownership of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") should have stated that Acquisitor had sole voting power and sole dispositive power of 729,700 shares, that the aggregate number of shares held by Acquisitor is 729,700 and that the percent of class represented by such shares is 7.71%.

     2. The first paragraph of Item 3 - Source and Amount of Funds or Other Consideration should be deleted in its entirety and replaced with the following:
"The aggregate purchase price of the 729,700 shares of common stock beneficially held by Acquisitor is $ 5,000,747 (including brokerage fees and expenses). All of the shares of Common Stock held by Acquisitor were paid for using its working capital funds."

     3. The information in Item 5(a)-(b) - Interest in Securities of the Issuer with respect to the ownership of Acquisitor should have stated that Acquisitor had sole voting power and sole dispositive power of 729,700 shares, that the aggregate number of shares held by Acquisitor is 729,700 and that the percent of class

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 6 of 10
-----------------------------                       ----------------------------

represented by such shares is 7.71%. In addition, a Footnote (1) should be added to the table which states that "Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties."

     4.     The second paragraph of Item 5(c) should be deleted in its entirety.


                     Amendment No. 3 is amended as follows:

     1. The Facing Page with respect to the ownership of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") should have stated that Acquisitor had sole voting power and sole dispositive power of 578,200 shares, that the aggregate number of shares held by Acquisitor is 578,200 and that the percent of class represented by such shares is 6.04%.

     2. The first paragraph of Item 3 - Source and Amount of Funds or Other Consideration should be deleted in its entirety and replaced with the following:
"The aggregate purchase price of the 578,200 shares of common stock beneficially held by Acquisitor is $ 3,962,494 (including brokerage fees and expenses). All of the shares of Common Stock held by Acquisitor were paid for using its working capital funds."

     3. The information in Item 5 (a)-(b) - Interest in Securities of the Issuer with respect to the ownership of Acquisitor should have stated that Acquisitor had sole voting power and sole dispositive power of 578,200 shares, that the aggregate number of shares held by Acquisitor is 578,200 and that the percent of class represented by such shares is 6.04%. In addition, a Footnote
(1) should be added to the table which states that "Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties."


                     Amendment No. 4 is amended as follows:

     1. The Facing Page with respect to the ownership of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") should have stated that Acquisitor had sole voting power and sole dispositive power of 414,300 shares, that the aggregate number of shares held by Acquisitor is 414,300 and that the percent of class represented by such shares is 4.33%.

     2. The first paragraph of Item 3 - Source and Amount of Funds or Other Consideration should be deleted in its entirety and replaced with the following:
"The aggregate purchase price of the 414,300 shares of common stock beneficially held by Acquisitor is $ 2,839,262 (including brokerage fees and expenses). All of the shares of Common Stock held by Acquisitor were paid for using its working capital funds."

     3. The information in Item 5 (a)-(b) - Interest in Securities of the Issuer with respect to the ownership of Acquisitor should have stated that Acquisitor had sole voting power and sole dispositive power of 414,300 shares, that the aggregate number of shares held by Acquisitor is 414,300 and that the percent of class represented by such shares is 4.33%. In addition, a Footnote
(1) should be added to the table which states that "Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties."


                     Amendment No. 5 is amended as follows:

     1. The Facing Page with respect to the ownership of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") should have stated that Acquisitor had sole voting power and sole dispositive power of no shares, that

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 7 of 10
-----------------------------                       ----------------------------

the aggregate number of shares held by Acquisitor is zero and that the percent of class represented by such shares is not applicable.

     2. The first paragraph of Item 3 - Source and Amount of Funds or Other Consideration should be deleted in its entirety.

     3. The information in Item 5(a)-(b) - Interest in Securities of the Issuer with respect to the ownership of Acquisitor should have stated that Acquisitor had sole voting power and sole dispositive power of no shares, that the aggregate number of shares held by Acquisitor is zero and that the percent of class represented by such shares is not applicable.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 8 of 10
-----------------------------                       ----------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 2004

ACQUISITOR HOLDINGS (BERMUDA) LTD.            /s/ Duncan Soukup
                                              ---------------------------
                                              Duncan Soukup

By: /s/ Duncan Soukup
------------------------
Name: Duncan Soukup
Title: Deputy Chairman



/s/ Timothy Lovell
------------------------
Timothy Lovell

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 9 of 10
-----------------------------                       ----------------------------


                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof. The business address of each person is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.


Name:                         Duncan Soukup
                              (Deputy Chairman)
Citizenship:                  British
Principal Occupation:         Deputy Chairman, Acquisitor

Name:                         Luke Oliver Johnson
                              (Non-Executive Director)
Citizenship:                  British
Principal Occupation:         Non-Executive Director, Acquisitor
                              Chairman, Signature Restaurants plc

Name:                         John Stanislas Albert Radziwill
                              (Chairman)
Citizenship:                  British
Principal Occupation:         Chairman, Acquisitor
                              Director, Goldcrown Group Limited
                              Director, International Assets Holding Corporation

Name:                         James Ozanne
                              (Non-Executive Director)
Citizenship:                  USA
Principal Occupation:         Non-Executive Director, Acquisitor
                              Principal, Greenrange Partners
                              Director, Financial Security Assurance

Name:                         Christopher Harwood Bernard Mills
                              (Non-Executive Director)
Citizenship:                  British
Principal Occupation:         Non-Executive Director, Acquisitor
                              Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management

Name:                         Peter Melhado
                              (Non-Executive Director)
Citizenship:                  USA
Principal Occupation:         Non-Executive Director, Acquisitor
                              General Partner, Polaris Partners, L.P.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                         Page 10 of 10
-----------------------------                       ----------------------------


Name:                         Timothy James Carey Lovell
                              (Non-Executive Director and Assistant Secretary)
Citizenship:                  British
Principal Occupation:         Non-Executive Director, Acquisitor